UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

7.625% CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2027

(Title of Class of Securities)

014485AB2

(CUSIP Numbers of Class of Securities)

Joseph W. Pooler, Jr.

Chief Financial Officer

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104-2868

(215) 701-9555

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103-4196

(215) 979-1206

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,217,096.61	$2,231.10

*	The transaction value is estimated solely for the purposes of calculating the amount of the filing fee and is based on the book value of the Old Notes computed as of the latest practicable date, and assumes the exchange of all $19,506,000 aggregate principal par amount outstanding of the 7.625% Contingent Convertible Senior Notes due 2027.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #5 for fiscal year 2011, and equals $116.10 per $1,000,000 of the value of the transaction: ($19,217,096.61).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,231.10

Form or Registration No.: Schedule TO-I

Filing Party: Institutional Financial Markets, Inc.

Date Filed: June 20, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third Party Tender Offer).

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Institutional Financial Markets, Inc., a Maryland corporation (the “Company”), on June 20, 2011 pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer (the “Exchange Offer”) by the Company to exchange any and all of its outstanding 7.625% Contingent Convertible Senior Notes due 2027, CUSIP No. 014485AB2 (the “Old Notes”), for a new series of 10.50% Contingent Convertible Senior Notes due 2027, CUSIP No. 45779LAA5 (the “New Notes”), in an amount equal to $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes tendered. The Exchange Offer commenced on Monday, June 20, 2011 and expired at 5:00 p.m., New York City time, on Tuesday, July 19, 2011.

This Amendment No. 1 is filed, in satisfaction of the reporting requirements of Rule 13e-4(c)(4) of the Exchange Act, to report the results of the Exchange Offer by amending only the items to the Schedule TO included below, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 p.m., New York City time, on July 19, 2011. On July 20, 2011, the Company announced the results of the Exchange Offer. The full text of the Company’s press release, relating to the announcement of the expiration and results of the Exchange Offer, is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit Number	Description

(a)(5)(iii)	Press Release, dated July 20, 2011, announcing the results of the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2011	INSTITUTIONAL FINANCIAL MARKETS, INC.

	By:	/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr.
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Exchange Offer Circular dated June 20, 2011.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*

(a)(1)(vi)	Press Release, dated June 20, 2011.*

(a)(1)(vii)	Indenture by and between the Company and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit T3C to the Company’s Form T-3 filed with the SEC on June 20, 2011).

(a)(5)(i)

Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 4, 2011).

(a)(5)(ii)	Item 1 of the Company’s Quarterly Report for the quarterly period ended March 31, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2011).

(a)(5)(iii)	Press Release, dated July 20, 2011, announcing the results of the Exchange Offer (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2011).

(d)(i)

Indenture, dated as of May 15, 2007, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2007).

(d)(ii)	Form of 7.625% Contingent Convertible Senior Notes due 2027 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2007).

(d)(iii)

Registration Rights Agreement, dated as of May 15, 2007, by and between the Company and RBC Capital Markets Corporation (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2007).

(d)(iv)

Purchase Agreement, dated as of May 9, 2007, by and between the Company and RBC Capital Markets Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2007).

* Previously	filed with Schedule TO filed on June 20, 2011.